

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Marc Giroux
Chairman and Chief Executive Officer
Kurve Therapeutics, Inc.
16825 48th Ave West Suite 434
Lynnwood, Washington 98037

> **Re: Kurve Therapeutics, Inc.**
> **Registration Statement on Form 1-A**
> **Filed May 27, 2022**
> **File No. 024-11896**

Dear Mr. Giroux:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Guttenberg at (202) 551-6477 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nicholas Antaki